# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jerash Holdings (US), Inc., CIK 0001696558
CUSIP: 47632P101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 277 Fairfield Road, Suite 338, Fairfield, New Jersey (NJ), 07004
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001904676

## Reporting persons
- Chiu Ka Lun: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 969,491; shared voting power 0; sole dispositive power 969,491; shared dispositive power 0; aggregate amount beneficially owned 969,491 (7.6% of the class)
  Comment: * Percentage of class calculated based on 12,699,940 shares of common stock of Jerash Holdings (US), Inc. outstanding as of November 12, 2026, as reported in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2026, filed with the U.S. Securities and Exchange Commission on November 12, 2026.

## Item 1. Issuer
Name of issuer: Jerash Holdings (US), Inc.
Address of issuer's principal executive offices: 277 Fairfield Road, Suite 338, Fairfield, New Jersey 07004

## Item 2. Person Filing
Name of person filing: Chiu Ka Lun
Address of principal business office or, if none, residence:
Flat B, 12 Floor, Tower 1
1 Po Shan Road
Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 969,491
Percent of class: 7.6%
Sole power to vote or to direct the vote: 969,491
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 969,491
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Chiu Ka Lun: /s/ Chiu Ka Lun, Chiu Ka Lun (11/13/2026)